Filed by Galaxy Digital Pubco Inc.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: BitGo Holdings, Inc.

(Commission File No.: 132-02843)

The following are portions of an edited transcript of the Galaxy Digital Holdings Ltd. presentation at the Barclays Virtual Global Financial Services Conference held on September 13, 2021. The speakers and titles are identified therein.

Michael Novogratz (Founder, Chief Executive Officer and Chairman of Galaxy Digital Holdings Ltd.): . . . . I'm getting 4 or 5 e-mails a day from either finance people or corporate people, people, asking for help. Who do we hire? How do we get in? And so one of our challenges at Galaxy, we'll be 500 employees, I think, probably by February 1 when the merger closes, is how do we keep up with the massive growth that we're seeing. You got to hire the best talent. You got to stay on the cutting edge. You got to integrate them into your firm, but I've never run as fast as I'm running right now.

. . . .

We have BitGo, the second biggest custodian and the largest wallet provider in the world that can make sure your protocol gets built into their wallet, which powers exchanges all over the world. That's a huge win for any new venture.

. . . .

But two is the infrastructure, like the stable earning business from BitGo and our trading business and our derivatives business, our asset management business is growing like this.

Ramsey Clark El-Assal (Barclays Bank PLC, Research Division): And talk to us about the BitGo acquisition. That was pretty high profile, and you've already touched on it in terms of some of the custodial services it offers. But maybe rewind back to that, those comments, and sort of talk a little bit more about how it fits into your broader strategy.

Michael Edward Novogratz: Shame on me. When I originally started this institutional business, I thought like in most asset classes, people would want you to custody elsewhere, right? You don't -- if I buy my bonds at Barclays, I don't custody with Barclays. I probably custody with State Street or somewhere. And maybe in the long run, crypto gets there, but it's not there now. So every hedge fund, every family office, it's complicated enough how to buy Bitcoin. They want to buy Bitcoin and keep it with, and so we realized we were short custody. And BitGo was the second largest custody. And I really got along well with Mike Belshe, the CEO there.

But almost more important than the custody and wallet piece was I had invested in crypto, right? I had talked about it, we had sold it, we had traded it, we played with it, but we had never built. And with BitGo, we get, I don't know what the number is, up to 75 blockchain engineers who get to build on chain.

The future of all of this stuff is going to slowly migrate to on chain, and so we want to be able to build on chain. And so we're going to be hiring more and more engineers, not less and less. The good thing about having a Deputy CEO who's a technologist is, his whole IT has done that, right? I haven't been a plumber.

And so we're marrying in lots of ways the storytelling and risk assessment and risk understanding of the Wall Street firm with the technology understanding and the scalability in the platform of a tech firm. And so it's -- in some ways,

Silicon Valley meets Wall Street. I pray and come back in 2 years and tell you what a great marriage. We're going to work really hard to make sure it's a good marriage, but that's the idea.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of any of the proposed transactions. This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Additional Information

In connection with the proposed reorganization and combination, Galaxy will file a registration statement, including a management circular/prospectus and an information statement/prospectus, with the Securities and Exchange Commission (the “SEC”). GALAXY AND BITGO SHAREHOLDERS ARE ADVISED TO READ THE MANAGEMENT CIRCULAR/PROSPECTUS AND INFORMATION STATEMENT/PROSPECTUS, RESPECTIVELY, WHEN SUCH DOCUMENTS BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders may obtain a free copy of the registration statement and such other documents (when available) and any other relevant documents filed with the SEC from the SEC’s website at http://www.sec.gov. Copies of the management circular/prospectus and an information statement/prospectus can also be obtained, when available, without charge, from Galaxy’s website at https://investor.galaxydigital.io/.

CAUTION ABOUT FORWARD-LOOKING STATEMENTS

The information in this communication may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities

Act”), Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and "forward-looking information" under Canadian securities laws (collectively, "forward-looking statements"). Our forward-looking statements include, but are not limited to, statements regarding our or our management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. Statements that are not historical facts, including statements about the pending acquisition, domestication and the related transactions (the “transactions”), and the parties, perspectives and expectations, are forward-looking statements. In addition, any statements that refer to estimates, projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this presentation may include, for example, statements about: our ability to complete the transactions; our expectations around the performance of our and the target’s business; our success in retaining or recruiting, or changes required in, our officers, key employees or directors following the transactions; or our financial performance following the transactions. The forward-looking statements contained in this communication are based on our current expectations and beliefs concerning future developments and their potential effects on us taking into account information currently available to us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could result in the failure to consummate the transactions; (2) the possibility that the terms and conditions set forth in any definitive agreements with respect to the transactions may differ materially from the terms and conditions set forth herein; (3) the outcome of any legal proceedings that may be instituted following the transactions and any definitive agreements with respect thereto; (4) the inability to complete the transactions due to the failure to satisfy conditions to closing in the definitive agreements with respect to the transactions including in respect of shareholder and stock exchange approvals; (5) changes to the proposed structure of the transactions that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the transactions; (6) the ability to meet and maintain listing standards following the consummation of the transactions; (7) the risk that the transactions disrupts current plans and operations; (8) costs related to the transactions; (9) changes in applicable laws or regulations; (10) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) changes or events that impact the cryptocurrency industry, including potential regulation, that are out of our control; (12) the risk that our business will not grow in line with our expectations or continue on its current trajectory; (13) the possibility that our addressable market is smaller than we have anticipated and/or that we may not gain share of it; (14) those other risks contained in the Annual Information Form for the year ended December 31,

2020 available on the Company's profile at www.sedar.com and (15) other risks and uncertainties to be indicated from time to time in filings made with the SEC. Should one or more of these risks or uncertainties materialize, they could cause our actual results to differ materially from the forward-looking statements. We are not undertaking any obligation to update or revise any forward looking statements whether as a result of new information, future events or otherwise. You should not take any statement regarding past trends or activities as a representation that the trends or activities will continue in the future. Accordingly, you should not put undue reliance on these statements.